                            MRV COMMUNICATIONS, INC.
                              20415 NORDHOFF STREET
                          CHATSWORTH, CALIFORNIA 91311
                                 (818) 773-0900
                               Fax: (818) 407-5656
                              Email: sgonen@mrv.com


                                 April 27, 2005



Via EDGAR

Ms. Angela Crane
Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         RE:      MRV COMMUNICATIONS, INC.
                  FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Dear Ms. Crane:

This is in response to your comment letter of April 14, 2005 to Shay Gonen of MRV Communications, Inc. ("MRV" or the "Company"). For the convenience of the staff, each comment is repeated verbatim with the Company's response immediately following.

Form 10-K for the year ended December 31, 2004

Item 7A Quantitative and Qualitative Disclosures About Market Risk -- Page 44

1. In future filings please disclose quantitative and qualitative information concerning foreign currency exchange risk. Your discussion should include the exchange rate risk for the Euro, Swedish Krona, Swiss Franc and the Taiwan dollar. Refer to Item 305 of Regulation S-K and our publication "Question and Answers About the New Market Disclosure Rule" available on our web site at www.sec.gov.

RESPONSE:

Your comment is noted and disclosure will be added in future filings beginning with the Company's Form 10-Q for the quarter ended March 31, 2005.

Ms. Angela Crane
Branch Chief
United States Securities and Exchange Commission
April 27, 2005
Page 2



Statement of Cash Flows -- Page 52

2. Please tell us how you determined the effect of exchange rate changes on cash and cash equivalents. We noted that this amount is the same as your adjustment to other comprehensive income in fiscal year 2003 and 2004. Refer to paragraphs 25 and 146 of SFAS 95.

RESPONSE

The effect of foreign exchange rate changes on cash and cash equivalents was materially the same as the foreign translation adjustment presented in other comprehensive income for 2003 and 2004. Admittedly, the Company has used what it believes to be an industry-wide practiced "short-cut" method for computing its statement of cash flows in connection with its foreign translation adjustments, but such method has not resulted in material differences from the results of preparing cash flows in a more detailed manner. In fact, the results of the method employed by the Company versus the detailed method prescribed in Paragraph 25 of SFAS 95 resulted in a 7% difference on the total cash flows from operations activities, a 2% difference in the total cash flows from financing activities and no change to the total cash flows from investing activities, which in the Company's opinion, are clearly immaterial. While there have not been material differences in the past and it is not expected that there would be material differences in the future if the Company were to continue to use same method of preparing its statements of cash flows, the Company will use the method prescribed in Paragraph 25 of SFAS 95 for future filings beginning with the Company's Form 10-Q for the quarter ended March 31, 2005.

Note 1 Summary of Significant Accounting Policies

Stock-Based Compensation -- Page 57

3. We note that you reversed stock compensation expense related to unvested forfeited stock options for which stock compensation as previously recognized. Explain to us in more detail your accounting and demonstrate that it complies with GAAP. Also, discuss the consideration given to the guidance in EITF 00-23, Issue 11. We may have additional comments after reviewing your response.

RESPONSE

The deferred compensation charges are being amortized using the graded vesting method provided by SFAS 123, paragraph 31 and Interpretation 28, over the expected employee service period. Under the graded method, approximately 57%, 26%, 13% and 4%, respectively, of each

Ms. Angela Crane
Branch Chief
United States Securities and Exchange Commission
April 27, 2005
Page 3


option's compensation expense is recognized in each of the four years following the date of grant for options vesting over four years. Since the underlying options vest on a straight-line basis, when an employee terminates before the vesting period is complete, the forfeited unvested awards will have had compensation cost recognized in previous periods due to the accelerated nature of the graded method. Consistent with EITF 00-23, Issue 11, the previously recognized compensation cost on the forfeited unvested options is reversed to income in the period of forfeiture and any remaining deferred compensation charges relating to the forfeited unvested options is reversed to "Additional Paid-In Capital." Termination does not result in the forfeiture of vested options; therefore, compensation cost previously recognized on vested options is not adjusted upon termination, including when those vested options lapse.

Transactions with Stock of a Subsidiary -- Page 59

4. We note that you recorded an extraordinary gain in conjunction with the acquisition of a minority interest. Supplementally tell us more about the acquisition and your accounting for the extraordinary gain. Cite the accounting literature upon which you relied.

RESPONSE

On September 9, 2003, MRV acquired 666,666 shares of preferred stock (1.9% ownership) from a minority shareholder of a subsidiary of MRV for a total purchase price of $50,000 in cash. MRV's total ownership following this acquisition was approximately 60% of this subsidiary. The primary asset of this subsidiary was approximately $25 million of cash and cash equivalents at that time. The minority interest account balance relating to this minority shareholder was $2.0 million prior to the purchase, due to liquidation preferences that provided $2.0 million in cash to this minority shareholder upon liquidation. In accordance with APB 16, the purchase of a minority interest is accounted for using the "purchase" accounting method and since the purchase price was less than book and fair value of the minority interest, negative goodwill was generated. The negative goodwill was recorded as an extraordinary item in the income statement in accordance with SFAS 141.

Reclassifications -- Page 60

5. We noted that you reclassified amounts that were previously recorded as sales of accounts receivable. Please clarify for us the nature of the receivables and the recourse provision. In addition, tell us what led to this reclassification and why reclassification is appropriate, rather than a change in accounting or a correction of an error.

Ms. Angela Crane
Branch Chief
United States Securities and Exchange Commission
April 27, 2005
Page 4


RESPONSE

MRV, through two subsidiaries in Italy, has historically used receivables in certain financing transactions. Management, through representations from the local managements of the subsidiaries, believed that these subsidiaries would "sell" (transfer risk of loss and title to the financial institutions) certain receivables to financial institutions with recourse. In October and November 2004, after reviewing the terms of these transactions, management concluded that its understanding of these financing arrangements was inaccurate and that these receivables were not in fact "sold," but rather used as collateral or security for lending arrangements. These subsidiaries provide receivables to their respective financing institutions who in turn provide certain amounts of cash "availability," through lines of credit or other short-term debt arrangements. As part of the financing arrangement, the financial institutions provide collection services that typically result in a majority of the receivables being collected directly by the institutions on behalf of the subsidiaries. Ultimately, any uncollected balances are then the obligations of the subsidiaries and they take responsibility for collection.

Historically, MRV had recorded these instruments as if a "sale" of the receivable occurred, resulting in a reduction in accounts receivable equal to the amount of invoices "accepted" by the financing institutions and a decrease in short-term obligations in accordance with SFAS 125. No gain or loss was ever recognized in connection with this accounting treatment.

Once it became apparent to management that this accounting treatment was not reflective of the underlying transaction or instruments, it immediately brought the matter to the attention of the audit committee. Management assessed the accounting implications and concluded that the appropriate accounting treatment was to "gross-up" the accounts receivable and short-term obligation accounts for these invoices that were provided as financing collateral (rather than "netting" the receivables with the financing provided by the financial institutions).

In order to determine the most appropriate course of action, management analyzed the materiality of this "gross-up" on the financial statements and its impact on the decision-making process of a "knowledgeable investor or creditor." Management considered the qualitative and quantitative factors of materiality promulgated by SAB 99 and as well as the guidance prescribed by FASB Concept Statements 1 and 2. A significant factor affecting management's conclusion on materiality was the fact that these obligations had been historically disclosed in detail, including the amounts of exposure to these instruments, and that any "reasonable person," or "knowledgeable investor or creditor," had enough information to fully understand and determine the obligations of the company and economics of the transactions in order to make an investment decision (e.g. irrespective of presenting these instruments on the face of the financials or in the

Ms. Angela Crane
Branch Chief
United States Securities and Exchange Commission
April 27, 2005
Page 5



notes thereto, this reclassification would not affect the investment decision of a "knowledgeable investor or creditor").

As a result of its analysis, and after consultation with the audit committee and the external auditor, management concluded that a "reasonable person" or "knowledgeable investor or creditor" had sufficient information about the assets and liabilities of the Company and that this balance-sheet only "gross-up" was not material for the following reasons:

      - The Statement of Cash Flows presented the gross borrowings and payments including these financing instruments for all applicable periods;
      - The Notes to Financial Statements historically provided full disclosure of the nature and amount of receivables and short-term obligations, including the amounts of such receivables and obligations not presented in the balance sheet but for which the Company was liable;
      - The threshold for reporting financial information is that the "information should be comprehensible to those who have a reasonable understanding of the business and economic of activities and are willing to study the information with reasonable diligence" thus reinforcing that the financial statements and the notes thereto must be considered in their entirety; and
      - Although SAB 99 addresses balance sheet materiality through the qualitative discussions addressed above, there are no specific numeric thresholds or baselines provided to measure materiality for such balance sheet items.

It was and is management's opinion, which is shared by the audit committee and external auditor that this balance-sheet only adjustment would not impact or other wise affect a "reasonable person's" decision making process.

Management concluded that the most appropriate accounting treatment is to present these receivables and short-term obligations "grossed-up" in the financial statements going forward (beginning with the Form 10-K as of December 31, 2004) and to reclassify prior years to conform with this presentation as each new periodic report is released. Additionally, the Company revised the disclosure to no longer disclose these instruments as "receivables sold with recourse," and provided the reclassification disclosure to appropriately notify the readers of the financial statements and notes thereto of the change in presentation.

Ms. Angela Crane
Branch Chief
United States Securities and Exchange Commission
April 27, 2005
Page 6


Note 6 Accrued Liabilities -- Page 62

6. Please revise future filings to provide the disclosures required by paragraph 14 of FIN 45, as it relates to your product warranties.


RESPONSE

Your comment is noted and disclosure will be added in future filings beginning with the Company's Form 10-Q for the quarter ended March 31, 2005.

Note 10 Convertible Debt -- Page 65

7. Please tell us if there is a value related to the conversion feature of the convertible notes. In addition, tell us when the notes become convertible and how the conversion price was determined. Support your method of valuing, accounting for and classifying related balances in the financial statements. Refer to the guidance in EITF 98-5 and FAS 150, as necessary.

RESPONSE

The convertible notes agreement was entered into on Sunday, June 1, 2003. The closing prices of MRVC on Friday, May 30, 2003 and Monday, June 2, 2003 were $2.27 and $2.08, respectively, which were lower than the conversion price of $2.32. The conversion price was calculated as a 10% premium over the Wednesday, May 28, 2003 closing price of $2.11 and is fixed for the life of the convertible notes. The convertible notes were immediately convertible on demand by the holder. At the commitment date, Sunday, June 1, 2003, the fixed conversion price was "out-of-the-money" (no beneficial conversion feature exists) and therefore not subject to the accounting treatment prescribed in EITF 98-5. SFAS 150 specifically excludes from its scope convertible debt instruments and thus is also not applicable to this convertible debt issuance. The convertible debt issuance has been accounted for in accordance with APB 14 with no value attributed to the conversion feature.

                                      * * *

In accordance with your comment letter, the following acknowledges the Company's understanding that:

      o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

Ms. Angela Crane
Branch Chief
United States Securities and Exchange Commission
April 27, 2005
Page 7



      o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

      o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions, please do not hesitate to contact the undersigned.

                                            Sincerely,

                                            MRV COMMUNICATIONS, INC.



                                            By:      /s/ Shay Gonen
                                                     -----------------------
                                                     Shay Gonen
                                                     Chief Financial Officer

Cc:      Julie Sherman
         Division of Corporation Finance via fax (202) 942-9585